

05007457

April 20, 2005

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Invitation to 1st Quarter 2005 Report Conference Call.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17292477

File No.: 82-4406

Conference Call

1st Quarter Report 2005

SCHWARZ
PHARMA

Corporate Communications
Alfred-Nobel-Str. 10
40789 Monheim, Germany
www.schwarzpharma.com

The Executive Board of SCHWARZ PHARMA will present the 1st Quarter Report 2005. The corresponding presentation will be online shortly before the conference starts and is available on the Internet at: www.schwarzpharma.com
After the short presentation you will have the chance to take part in a question & answer session.

DATE

You are invited to join SCHWARZ PHARMA's conference call scheduled for

Wednesday, April 27, 2005 at 3 pm (German time)

(9 am New York time)

ACCESS

To access the conference call please dial

+49 – (0)69-27110 400

REPLAY

After the conference call a replay will be available **for 48 hrs.**. You may access the replay by dialing:

+49 – (0)69-92053 444

QUESTIONS?

For any questions please do not hesitate to contact us.

If you would like to be registered for the conference call, please fill out this form and return it by Fax-No.: +49 2173 48 1856 or e-mail:

Britta.Arnolds@schwarzpharma.com

Name: ______________________

Company: ______________________

E-mail-Address: ______________________